UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2023
Commission File Number 001-39237

ATLAS CORP.
(Exact name of Registrant as specified in its Charter)

23 Berkeley Square
London, United Kingdom
W1J 6HE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes ☐ No ☒

Information Contained in this Form 6-K Report
Exhibit I to this Report contains certain financial information of Atlas Corp., as of and for the three months ended March 31, 2023.

Seaspan Corporation Financial Information
Exhibit I to this Report contains certain financial information of Seaspan Corporation, a wholly owned subsidiary of Atlas Corp., as of and for the quarter ended March 31, 2023.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: May 16, 2023	By:	/s/ Graham Talbot
Graham Talbot
Chief Financial Officer
(Principal Financial and Accounting Officer)

INDEX

EXHIBIT I

Financial Statements	1

Management’s Discussion and Analysis of Financial Condition and Results of Operations	20

Unless we otherwise specify, when used in this Report, the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEASPAN CORPORATION
Interim Consolidated Balance Sheets
(Unaudited)
(Expressed in millions of United States dollars)

	March 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$465.4	$150.7
Accounts receivable	37.8	36.7
Due from related party (note 3)	5.4	18.4
Prepaid expenses and other	53.0	43.2
Net investment in lease (note 4)	21.3	21.0
Assets classified as held for sale (note 5)	17.3	19.4
	600.2	289.4

Vessels (note 5)	8,474.4	8,227.6
Right-of-use asset (note 6)	657.6	741.9
Net investment in lease (note 4)	881.6	887.4
Goodwill	75.3	75.3
Derivative instruments (note 13(c))	88.4	153.5
Other assets (note 7)	244.8	240.0
	$11,022.3	$10,615.1
Liabilities and shareholder's equity
Current liabilities:
Accounts payable and accrued liabilities	$191.2	$175.5
Deferred revenue	52.4	24.6
Long-term debt - current (note 8)	966.2	224.3
Operating lease liabilities - current	113.4	113.6
Finance lease liabilities - current	164.6	222.2
Other financing arrangements - current (note 9)	159.7	147.5
Other liabilities - current	1.4	2.4
	1,648.9	910.1

Long-term debt (note 8)	2,813.8	3,316.7
Operating lease liabilities	365.6	388.0
Other financing arrangements (note 9)	2,175.2	1,940.3
Derivative instruments (note 13(c))	1.5	53.7
Other liabilities	44.3	44.5
Total liabilities	7,049.3	6,653.3

Shareholder's equity:
Share capital	2.5	2.5
Additional paid in capital	3,666.5	3,675.8
Retained earnings (deficit)	321.8	301.6
Accumulated other comprehensive loss	(17.8)	(18.1)
	3,973.0	3,961.8
	$11,022.3	$10,615.1
Commitments and contingencies (note 12)
Subsequent events (note 14)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Operations
(Unaudited)
(Expressed in millions of United States dollars)

	Three Months Ended March 31,
	2023	2022
Revenue (note 11)	$388.3	$387.2
Operating expenses:
Ship operating	80.2	75.0
Depreciation and amortization	84.3	78.4
General and administrative	18.5	12.2
Operating leases	29.2	32.9
Loss on disposal of vessels (note 5)	0.6	2.0
	212.8	200.5
Operating earnings	175.5	186.7
Other expenses (income):
Interest expense	80.2	40.9
Interest income	(1.9)	(0.1)
Loss on debt extinguishment (note 8)	23.7	—
Loss (gain) on derivative instruments (note 13(c))	11.1	(37.4)
Other expenses	6.2	6.8
	119.3	10.2
Net earnings	$56.2	$176.5
See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Comprehensive Income
(Unaudited)
(Expressed in millions of United States dollars)

	Three Months Ended March 31,
	2023	2022
Net earnings	$56.2	$176.5
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 13(c))	0.3	0.2
Comprehensive income	$56.5	$176.7

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Shareholder’s Equity
(Unaudited)
(Expressed in millions of United States dollars, except number of shares)

Three Months Ended March 31, 2023

	Number of		Additional		Accumulated other	Total
	common	Common	paid-in	Retained	comprehensive	shareholder's
	shares	shares	capital	earnings	loss	equity
Balance, December 31, 2022	249,219,800	$2.5	$3,675.8	$301.6	$(18.1)	$3,961.8
Net earnings	—	—	—	56.2	—	56.2
Other comprehensive income	—	—	—	—	0.3	0.3
Dividends on common shares	—	—	—	(36.0)	—	(36.0)
Share-based compensation expense (note 3(c))	—	—	(9.3)	—	—	(9.3)
Balance, March 31, 2023	249,219,800	$2.5	$3,666.5	$321.8	$(17.8)	$3,973.0

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Shareholder’s Equity
(Unaudited)
(Expressed in millions of United States dollars, except number of shares)

Three Months Ended March 31, 2022

	Number of		Additional	Retained	Accumulated other	Total
	common	Common	paid-in	earnings/	comprehensive	shareholder's
	shares	shares	capital	(Deficit)	loss	equity
Balance, December 31, 2021	249,219,800	$2.5	$3,565.1	$(67.2)	$(19.1)	$3,481.3
Impact of accounting policy change				(5.1)		(5.1)
Adjusted balance, December 31, 2021	249,219,800	2.5	3,565.1	(72.3)	(19.1)	3,476.2
Net earnings	—	—	—	176.5	—	176.5
Other comprehensive income	—	—	—	—	0.2	0.2
Dividends on common shares	—	—	—	(47.5)	—	(47.5)
Share-based compensation expense	—	—	3.4	—	—	3.4
Balance, March 31, 2022	249,219,800	$2.5	$3,568.5	$56.7	$(18.9)	$3,608.8
See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in millions of United States dollars)

	Three Months Ended March 31,
	2023	2022
Cash from (used in):
Operating activities:
Net earnings	$56.2	$176.5
Items not involving cash:
Depreciation and amortization	84.3	78.4
Change in right-of-use asset	22.8	29.2
Non-cash interest expense and accretion	4.4	4.8
Unrealized change in derivative instruments	18.6	(43.5)
Amortization of acquired revenue contracts and deferred revenue	7.2	4.7
Non-cash adjustment for finance lease purchase option	9.2	—
Loss on debt extinguishment	23.7	—
Loss on vessel disposal	0.6	2.0
Share-based compensation	(9.3)	—
Other	(4.5)	2.3
Changes in assets and liabilities:
Accounts receivable	10.6	(8.3)
Net investment in lease	5.4	4.3
Prepaid expenses and other	(9.9)	(7.2)
Deferred dry-dock	(21.7)	(2.1)
Other assets	2.9	(2.2)
Accounts payable and accrued liabilities	17.4	(7.8)
Deferred revenue	25.4	(16.6)
Operating lease liabilities	(22.6)	(26.8)
Finance lease liabilities	3.2	0.4
Derivative instruments	(7.5)	6.1
Cash from operating activities	216.4	194.2

Investing activities:
Acquisition of /additions to vessels, including vessels under construction	(271.4)	(118.4)
Purchase option exercised on finance lease	(53.0)	—
Receipt (payment) on settlement of interest swap agreements	6.9	(5.0)
Other assets and liabilities	1.1	2.3
Proceeds from vessel sales (note 5)	22.2	43.8
Capitalized interest (note 5)	(19.8)	(9.3)
Cash used in investing activities	(314.0)	(86.6)

Financing activities:
Repayments of long-term debt and other financing arrangements	(47.1)	(69.6)
Payment of lease liabilities	(7.7)	(3.4)
Issuance of long-term debt and other financing arrangements	487.8	—
Settlement of capped call	25.3	—
Financing fees	(10.0)	(5.1)
Dividends on common shares	(36.0)	(47.5)
Capital contribution from Atlas (note 3)	—	—
Cash from financing activities	412.3	(125.6)
(Decrease) increase in cash and cash equivalents	314.7	(18.0)
Cash and cash equivalents and restricted cash, beginning of period	150.7	169.0
Cash and cash equivalents and restricted cash, end of period	$465.4	$151.0
Supplemental cash flow information (note 10)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

1.General:
Seaspan Corporation (“Seaspan” or the “Company”) was incorporated on May 3, 2005 in the Marshall Islands and owns and operates containerships pursuant to primarily long-term, fixed-rate time charters to major container liner companies. Seaspan is a wholly owned subsidiary of Atlas Corp. (“Atlas”).
On March 28, 2023, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 31, 2022, by and among Atlas, Poseidon Acquisition Corp. (“Poseidon”), an entity formed by certain affiliates of Fairfax Financial Holdings Limited (“Fairfax”), certain affiliates of the Washington Family (“Washington”), David Sokol, Chairman of the Board of Directors of the Company (the “Chairman”), Ocean Network Express Pte. Ltd., (“ONE”) and certain of their respective affiliates (collectively, the “Consortium”), and Poseidon Merger Sub, Inc., a wholly-owned subsidiary of Poseidon (“Merger Sub”), Merger Sub merged with and into Atlas with Atlas continuing as the surviving corporation and a wholly-owned subsidiary of Poseidon (other than with respect to Atlas’ preferred shares) (the “Merger”). Each common share outstanding prior to the Merger, other than common shares contributed to Poseidon immediately prior to the consummation of the Merger by Fairfax, Washington, the Chairman and the chief executive officer, were converted into the right to receive $15.50 per common share in cash.
2.Significant accounting policies:
(a)Basis of presentation:
Except for the changes described in note 2(b), the accompanying interim financial information of Seaspan has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2022 audited annual consolidated financial statements of Seaspan. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented.
(b)    Comparative information:
Certain prior period information has been reclassified to conform with current financial statement presentation.
3.Related party transactions:
(a)The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company or with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.
(b)Pursuant to ship management agreements, the Company manages the ship operations of the vessels owned by its joint venture with Zhejiang Energy Group. During the three months ended March 31, 2023, the Company earned revenue of $2,554,000 (2022 – $489,000) and incurred expenses of $2,406,000 (2022 – $498,000) in connection with the ship management of the vessels.
(c)Transactions with Atlas:
The Company makes dividend payments to Atlas on a quarterly basis to service Atlas’ payment of dividends to holders of its common and preferred shares. During the three months ended March 31, 2023, the Company declared and paid dividends of $36,000,000 (2022 - $47,500,000) to Atlas.
The Company routinely makes payments to cover expenses on behalf of Atlas. As of March 31, 2023, amounts due from Atlas are non-interest bearing, unsecured and have no fixed repayment terms. The Company provides certain management services to Atlas in exchange for a management fee. For the three months ended March 31, 2023, the management service revenue recognized from this arrangement was $2,976,000 (2022 – $2,585,000).
As at March 31, 2023, the Company’s 3.75% exchangeable senior unsecured notes due in 2025 (“Exchangeable Notes”), of which there was $253,123,000 aggregate outstanding (December 31, 2022 – $201,250,000) (note 8(d)).

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

3.Related party transactions (continued):
(c)Transactions with Atlas (continued):
In connection with the Merger (note 1), various restricted stock grants were amended. Under the amended agreements, restricted stock units that were unvested as of the time of the Merger were converted into the right to receive, at the time at which such restricted stock unit would have been settled in common shares of the Company, a cash payment in an amount equal to the merger consideration of $15.50. In addition, the stock options previously granted to the chief executive officer were amended such that vested and unexercised options were cash settled at $15.50 less the exercise price. For the unvested options, each tranche will be cash settled at the vesting date at $15.50 less the exercise price. As a result of these amendments, the additional paid in capital was reduced as the awards will be settled in cash.
4.Net investment in lease:

	March 31, 2023	December 31, 2022
Undiscounted lease receivable	$1,700.5	$1,724.4
Unearned interest income	(797.6)	(816.0)
Net investment in lease, total	902.9	908.4
Current portion of net investment in lease	(21.3)	(21.0)
Net investment in lease	$881.6	$887.4
At March 31, 2023, the undiscounted minimum cash flows related to lease receivable on direct financing leases are as follows:

2023	$73.0
2024	97.1
2025	96.9
2026	96.9
2027	96.9
Thereafter	1,239.7
$1,700.5
5.Vessels:

March 31, 2023	Cost	Accumulated depreciation	Net book value
Vessels	$9,782.7	$(2,856.7)	$6,926.0
Vessels under construction	1,548.4	—	1,548.4
Total	$11,331.1	$(2,856.7)	$8,474.4

December 31, 2022	Cost	Accumulated depreciation	Net book value
Vessels	$9,610.7	$(2,805.6)	$6,805.1
Vessels under construction	1,422.5	—	1,422.5
Total	$11,033.2	$(2,805.6)	$8,227.6
During the three months ended March 31, 2023, depreciation and amortization expense relating to vessels was $72,656,000 (2022 - $71,126,000).

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

5.Vessels (continued):
Vessel sales and deliveries
On January 17, 2023, the Company completed the sale of one 4,250 TEU vessel with gross proceeds of $21,600,000. The Company will continue to act as a third-party vessel manager for this vessel. During the three months ended March 31, 2023, the Company took delivery of a 15,000 TEU vessel for an aggregate purchase price of $140,001,000, which commenced a 12-year charter upon delivery.
Asset classified as held for sale
In February 2023, the Company entered into memoranda of agreement with a liner company for the sale of one 4,250 TEU vessel. As at March 31, 2023, the vessel is classified as held for use and a loss on classification as asset held for sale of $3,542,000 was recognized for this vessel.
Vessels under construction:
As at March 31, 2023, the Company has 57 vessels under construction (December 31, 2022 – 58 vessels).
During the three months ended March 31, 2023, vessels under construction includes $17,766,000 of capitalized interest and $243,152,000 of installment payments (March 31, 2022 – $9,347,000 and $103,307,000, respectively).
6.Right-of-use assets:

March 31, 2023	Cost	Accumulated amortization	Net book value
Vessel operating leases	$835.5	$(357.9)	$477.6
Other operating leases	9.5	(6.7)	2.8
Vessel finance leases	184.4	(7.2)	177.2
Right-of-use assets	$1,029.4	$(371.8)	$657.6

December 31, 2022	Cost	Accumulated amortization	Net book value
Vessel operating leases	$835.5	$(335.5)	$500.0
Other operating leases	9.5	(6.3)	3.2
Vessel finance leases	246.6	(7.9)	238.7
Right-of-use assets	$1,091.6	$(349.7)	$741.9
In January 2022, the Company exercised its option under an existing lease financing arrangement to purchase one 10,000 TEU vessel. The purchase completed in January 2023 at the predetermined purchase price of $52,690,000.
During the three months ended March 31, 2023, the change in right-of-use assets was $22,798,000 (2022 - $29,186,000).
7.Other assets:

	March 31, 2023	December 31, 2022
Intangible assets	$47.0	$52.2
Deferred dry-dock	99.6	86.9
Deferred financing fees on undrawn financings	57.8	57.3
Other	40.4	43.6
Other assets	$244.8	$240.0

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

8.Long-term debt:

	March 31, 2023	December 31, 2022
Revolving credit facilities (a) (e)	$—	$—
Term loan credit facilities (b) (e)	1,320.8	1,132.5
Senior unsecured notes (c)	1,250.0	1,250.0
Senior unsecured exchangeable notes (d)	253.1	201.3
Senior secured notes	1,000.0	1,000.0
	3,823.9	3,583.8
Deferred financing fees	(43.9)	(42.8)
Long-term debt	3,780.0	3,541.0
Current portion of long-term debt	(966.2)	(224.3)
Long-term debt	$2,813.8	$3,316.7
(a)Revolving credit facilities:
As at March 31, 2023, the Company had two revolving credit facilities available, which provided for aggregate borrowings of up to $650,000,000 (December 31, 2022 – $650,000,000), of which $650,000,000 (December 31, 2022 - $650,000,000) was undrawn.
The Company is subject to commitment fees ranging between 0.45% and 0.5% (December 31, 2022 – 0.45% and 0.5%) calculated on the undrawn amounts under the various facilities.
(b)Term loan credit facilities:
In March 2023, the Company entered into amended and restated senior secured loan facilities which increase the commitments under the bank loan facilities by $250,000,000, (i) $200,000,000 of which were drawn immediately and $50,000,000 of which may be drawn by the Company on or before September 3, 2023, (ii) increase the amount of total borrowing permitted relative to total assets from 65% to 75%, (iii) replace the London Interbank Offered Rate with Secured Overnight Financing Rate as the reference interest rate, and (iv) extend the maturities of tranches due in 2026 and 2027 by approximately two years.
As at March 31, 2023, the Company has entered into $3,782,028,000 (December 31, 2022 - $3,651,231,000) of term loan credit facilities available, of which $2,461,183,000 (December 31, 2022 - $2,518,743,000) was undrawn.
Term loan credit facilities mature between August 10, 2023 and January 21, 2030.
For the Company’s term loan credit facilities, except for one, interest is calculated on three month or six month benchmark rates, plus a margin per annum. The three month and six month average LIBOR was 4.9% and 5.2%, respectively (December 31, 2022 – 4.8% and 3.5%, respectively) and the three month average SOFR was 4.9%. The margins ranged between 0.4% and 2.01% as at March 31, 2023 (December 31, 2022 – 0.35% and 2.0%).
For one of our term loan credit facilities with a total principal outstanding of $11,232,000 (December 31, 2022 - $14,425,000), interest is calculated based on the Export-Import Bank of Korea (KEXIM) rate plus 0.7% per annum.
The Company is subject to commitment fees ranging between 0.2% and 0.6% (December 31, 2022 – 0.25% and 0.6%) calculated on the undrawn amounts under the various facilities.
The weighted average rate of interest, including the applicable margin, was 6.8% at March 31, 2023 (December 31, 2022 – 6.4%) for term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

8.Long-term debt (continued):
(b)Term loan credit facilities (continued):
The following is a schedule of future minimum repayments under our term loans credit facilities as of March 31, 2023:

2023	$193.2
2024	99.9
2025	99.9
2026	99.9
2027	99.9
Thereafter	728.0
$1,320.8
(c)As a result of the Merger (note 1), Atlas’ common shares were de-listed on April 10, 2023. The Company has notified the holders of the 2024 NOK Bonds and the 2026 NOK Bonds of this de-listing event and each holder of the 2024 NOK Bonds and the 2026 NOK Bonds have a right to require the Company to purchase all or some of the bonds held by such holder (a “NOK Put Option”) at a price equal to 101% of the principal amount plus accrued interest. Each holder may exercise a NOK Put Option during the exercise period which ends on May 3, 2023 with payment to be made on May 10, 2023 (note 14(a)). Due to this put option, the 2024 NOK Bonds and the 2026 NOK Bonds are classified as a current liability.
(d)On March 28, 2023, in connection with the Merger (note 1), the Company entered into a supplemental indenture with respect to the Company’s exchangeable notes (“Exchangeable Notes”) issued in December 2020. Atlas’ common shares were de-listed on April 10, 2023, triggering a “Make-Whole Fundamental Change”. Under the terms of the supplemental indenture, the holders of the Exchangeable Notes have the right to exchange each $1,000 principal amount of such Exchangeable Note into a number of units based on a defined exchange rate. In connection with the Make-Whole Fundamental Change, each holder has the right, at its option, to exchange all or any portion of its Exchangeable Notes at any time from during the make-whole exchange period ending on May 22, 2023 at an increased exchange rate for additional shares on account of a Make-Whole Fundamental Change (note 14(b)). During the three months ended March 31, 2023, the Company recognized a loss on debt extinguishment of $54,640,000 in connection with the revaluation of the Exchangeable Notes based on the increased exchange rate. This loss on debt extinguishment was partially offset by a gain of $30,959,000 recognized on the settlement of the capped call derivative asset and derivative embedded exchange feature (note 13(b)).
(e)Credit facilities – other:
As of March 31, 2023, the Company’s credit facilities were secured by first-priority mortgages granted on 53 of its vessels, together with other related security. The security for each of the Company’s current secured credit facilities may include:
•A first priority mortgage on the collateral vessels funded by the related credit facility;
•A pledge or charge over the shares of each entity (other than Seaspan) that owns a collateral vessel;
•An assignment of the Company’s time charters and earnings related to the related collateral vessels;
•An assignment of the insurance on each of the vessels that are subject to a related mortgage;
•An assignment of the Company’s related shipbuilding contracts and the corresponding refund guarantees;
•A pledge over shares of various subsidiaries; and
•A pledge over the related retention accounts.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

8.Long-term debt (continued):
(e)Credit facilities – other (continued):
As at March 31, 2023, $1,188,703,000 principal amount of indebtedness under one of the Company’s term loan and revolving credit facilities, together with $1,000,000,000 of sustainability-linked fixed rate notes with maturities from June 2031 to September 2037, was secured by a portfolio of 48 vessels, the composition of which can be changed and is subject to a borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.
The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. A prepayment may be required as a result of certain events, including without limitation the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a replacement charter acceptable to lenders within a prescribed period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of the Company’s vessels are conducted on a “without charter” basis as required under the credit facility agreement.
Each credit facility contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios and/or debt to assets ratios, as defined.
Certain facilities are guaranteed by an intermediate parent entity, in which case the parent entity must meet certain consolidated financial covenants under those term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt-to-asset ratios.
Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. The Company was in compliance with these covenants as at March 31, 2023.
9.Other financing arrangements:

	March 31, 2023	December 31, 2022
Other financing arrangements	$2,371.9	$2,119.7
Deferred financing fees	(37.0)	(31.9)
Other financing arrangements	2,334.9	2,087.8
Current portion of other financing arrangements	(159.7)	(147.5)
Other financing arrangements	$2,175.2	$1,940.3
The weighted average rate of interest, including the margin, was 6.9% at March 31, 2023 (December 31, 2022 – 6.6%).
Based on amounts funded, payments due to the counterparties are as follows:

2023	$119.3
2024	166.5
2025	163.5
2026	161.8
2027	163.3
Thereafter	1,597.5
$2,371.9
During the three months ended March 31, 2023, the Company received proceeds of $287,877,000 related to the delivery of one vessel and pre-delivery financing for vessels under construction.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

10.Supplemental cash flow information

	For the Three Months Ended March 31,
	2023	2022

Interest paid	$93.8	$54.2
Interest received	1.9	0.1
Undrawn credit facility fee paid	5.5	6.3
Non-cash investing and financing transactions:
Change in right-of-use assets and operating lease liabilities	—	32.9
Reclassification from finance lease to vessel	(32.9)	—
The Company did not have any restricted cash in either reporting period presented.
11.Revenue:
For the three months ended March 31, 2023 and 2022, revenue consists of:

	For the Three Months Ended March 31,
	2023	2022
Time charter revenue	$360.8	$367.4
Interest income from leasing	19.2	16.1
Other	8.3	3.7
	$388.3	$387.2
At March 31, 2023, the minimum future revenues to be received on committed operating leases and interest income to be earned from direct financing leases are as follows:

	Operating lease (1)	Finance lease (2)	Total committed revenue
Remainder of 2023	$1,154.9	$69.3	$1,224.2
2024	1,508.9	72.4	1,581.3
2025	1,242.4	69.1	1,311.5
2026	976.0	66.7	1,042.7
2027	537.3	64.2	601.5
Thereafter	795.4	458.7	1,254.1
	$6,214.9	$800.4	$7,015.3
(1)Minimum future operating lease revenue includes payments from signed charter agreements on operating vessels that have not yet commenced.
(2)Minimum future interest income includes direct financing leases currently in effect.
Minimum future revenues assume 100% utilization, extensions only at the Company’s unilateral option and no renewals. It does not include signed charter agreements on undelivered vessels.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

12.Commitments and contingencies:
(a)Operating leases:
At March 31, 2023, the commitment under operating leases for vessels is $550,948,000 for the years from 2023 to 2029 and for other operating leases is $2,860,000 for the years from 2023 to 2025. Total commitments under these leases are as follows:

Remainder of 2023	$88.3
2024	116.2
2025	119.9
2026	118.4
2027	80.8
Thereafter	30.2
$553.8
For operating leases indexed to three month LIBOR, commitment under these leases are calculated using the LIBOR in place as at March 31, 2023 for the Company.
(b)Vessel commitment:
As of March 31, 2023, the Company had entered into agreements to acquire 57 vessels (December 31, 2022 – 58 vessels).
The Company has outstanding commitments for installment payments as follows:

Remainder of 2023	$2,067.2
2024	2,796.6
Total	$4,863.8

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

13.Financial Instruments
(a)Fair value:
The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.
As of March 31, 2023, the fair value of the Company’s revolving credit facilities and term loans excluding deferred financing fees was $1,240,465,000 (December 31, 2022 – $1,066,480,000) and the carrying value was $1,320,845,000 (December 31, 2022 – $1,132,488,000). As of March 31, 2023, the fair value of the Company’s other financing arrangements, excluding deferred financing fees, was $2,296,910,000 (December 31, 2022 – $2,061,863,000) and the carrying value was $2,371,950,000 (December 31, 2022 – $2,119,657,000). The fair value of the revolving and term loan credit facilities and other financing arrangements, excluding deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.
As of March 31, 2023, the fair value of the Company’s senior unsecured notes was $1,218,552,000 (December 31, 2022 – $1,230,621,000) and the carrying value was $1,250,000,000 (December 31, 2022 – $1,250,000,000). The fair value of the Company’s Exchangeable Notes was $253,123,000 (December 31, 2022 – $195,478,000) and the carrying value was $253,123,000 (December 31, 2022 – $201,250,000). The fair value of the Company’s Senior Secured Notes was $931,429,000 (December 31, 2022 – $937,455,000) and the carrying value was $1,000,000,000 (December 31, 2022 – $1,000,000,000). The fair value is calculated using the present value of expected principal repayments and interest discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. As a result, these amounts are categorized as Level 2 in the fair value hierarchy.
The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

13.Financial Instruments (continued):
(b)Interest rate swap derivatives:
As of March 31, 2023, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for benchmark rate	Notional amount as of March 31, 2023 (in millions of US dollars)	Maximum notional amount(1) (in millions of US dollars)	Effective date	Ending date
1.9250%	$500.0	$500.0	January 31, 2022	February 2, 2032
5.4200%	234.9	234.9	September 6, 2007	May 31, 2024
2.3875%	200.0	200.0	July 20, 2022	July 20, 2032
1.6850%	95.0	95.0	November 14, 2019	May 15, 2024
0.6300%	82.0	82.0	January 21, 2021	October 14, 2026
0.6600%	82.0	82.0	February 4, 2021	October 14, 2026
1.6490%	80.0	80.0	September 27, 2019	May 14, 2024
1.4900%	23.7	23.7	February 4, 2020	December 30, 2025
(1)Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
If interest rates remain at their current levels, the Company expects that $1,029,000 and $32,583,000 would be paid and received in cash, respectively, in the next 12 months on interest rate swaps maturing after March 31, 2023. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.
On March 28, 2023, the Company terminated the capped call and as a result the Company recognized a gain of $30,959,000 upon settlement of the capped called derivative asset and derivative embedded exchange feature (note 8(d)).
14.Subsequent events:
(a)On May 3, 2023, the exercise period ended for the 2024 NOK Bonds and 2026 NOK Bonds. A total of $483,000,000 was settled on May 10, 2023 of which $179,400,000 and $294,900,000 relates to the 2024 NOK Bonds and 2026 NOK Bonds, respectively. The total payment reflects a price equal to 101% of the principal amount plus accrued interest.
(b)As at May 15, 2023, during the Make-Whole Exchange Period, holders have exchanged Exchangeable Notes representing $240,265,000 of the principal amount outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following should be read in conjunction with the unaudited consolidated financial statements and related notes for the quarter ended March 31, 2023 included in this Report and the audited consolidated financial statements and related notes for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on an Atlas Corp. Form 6-K (“Seaspan Annual Filing”). Unless otherwise indicated, all amounts are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with U.S. GAAP.
Overview
General
Seaspan was incorporated on May 3, 2005, in the Republic of the Marshall Islands. Seaspan is a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with eight major container liner companies, of which three customers each contributed over 10% of total revenue for the three months ended March 31, 2023. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of March 31, 2023, we operated a fleet of 132 vessels, totaling 1,229,930 TEU, that have an average age of approximately eight years, on a TEU weighted basis. As at March 31, 2023, we have 57 newbuild vessels under construction delivering through to December 2024.
Our primary objective for Seaspan is to continue to grow our containership leasing business through accretive vessel acquisitions as market conditions allow. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region to various overseas export markets in the United States and in Europe.
We use the term “twenty-foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our “vessels”.

The following table summarizes key facts regarding Seaspan’s fleet as of March 31, 2023:

	Operating Vessels					Newbuild Vessels
Vessel Class (TEU)	# Vessels	# Vessels (of which are unencumbered)	Average Age (Years)	Average Remaining Charter Period (Years)(1)	Average Daily Charter Rate (in thousands of USD)	# Vessels	Average Length of Charter
2,500-3,500(2)	14	6	14.8	1.8	15.1	—	—
4,250-5,100(3)	21	14	14.7	2.9	31.5	—	—
7,000	—	—	—	—	—	25	11
8,500-9,600(4)	18	11	13.1	2.8	38.3	—	—
10,000-11,000(5)	33	5	7.5	3.8	34.3	—	—
11,800-13,400(6)	27	—	5.9	6.3	40.4	—	—
14,000-15,000	18	2	6.1	4.0	47.7	—	—
15,000-16,000	1	—	0.4	11.7	46.9	30	11
24,000	—	—	—	—	—	2	18
Total/Average	132	38	8.3	3.9	35.2	57	11
(1)Excludes options to extend charter
(2)Includes 2 vessels on bareboat charter
(3)Includes one asset held for sale
(4)Includes 3 vessels on bareboat charter
(5)Includes 8 vessels on bareboat charter
(6)Includes 6 vessels on bareboat charter

In addition, our joint venture with Zhejiang Energy Group has five operating vessels as at March 31, 2023 and we are the ship manager for all five vessels.

Significant Developments During the Quarter Ended March 31, 2023 and Subsequent
Containership Developments
In January 2023, Seaspan completed the sale of one 4,250 TEU vessel for gross proceeds of $21.6 million. As of March 31, 2023, Seaspan had also entered into an agreement for one additional 4,250 TEU vessel sale, subject to customary closing conditions, and the sale is expected to closed in the second quarter of 2023. Seaspan continues to serve as a third-party vessel manager for both vessels.
In February and April 2023, Seaspan accepted the delivery of three newbuild 15,000 TEU vessels, each of which commenced a long-term charter upon delivery.
In January through April 2023, Seaspan purchased two 10,000 TEU vessels at the predetermined purchase price of $52.7 million per vessel in relation to purchase options that were exercised in 2022.
Financing Developments
On March 3, 2023, the Company entered into amendments and restatements of the senior secured loan facilities and intercreditor and proceeds agreement that comprise its vessel portfolio financing program to, among other things, (i) increase the commitments under the bank loan facilities by $250.0 million, $200.0 million of which were drawn immediately and $50.0 of which may be drawn by the Company on or before September 3, 2023, (ii) increase the amount of total borrowing permitted relative to total assets from 65% to 75%, (iii) replace the London Interbank Offered Rate with the Secured Overnight Financing Rate as the reference interest rate, and (iv) extend the maturities of tranches due in 2026 and 2027 by approximately two years.
Dividends
On March 10, 2023, the Company declared dividends of $36.0 million on its common shares to Atlas which was paid on March 31, 2023.
Poseidon Acquisition of Atlas or Closing of Merger with Poseidon Acquisition Corp.
On March 28, 2023, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 31, 2022, by and among Atlas, Poseidon Acquisition Corp. (“Poseidon”), an entity formed by certain affiliates of Fairfax Financial Holdings Limited (“Fairfax”), certain affiliates of the Washington Family (“Washington”), David Sokol, Chairman of the Board of Directors of the Company, Ocean Network Express Pte. Ltd., and certain of their respective affiliates (collectively, the “Consortium”), and Poseidon Merger Sub, Inc., a wholly-owned subsidiary of Poseidon (“Merger Sub”), Merger Sub merged with and into the Company with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Poseidon (other than with respect to the Company’s preferred shares) (the “Merger”).
Results of Operations
For the three months ended March 31, 2023, Compared with the three months ended March 31, 2022
The following tables summarize Seaspan’s consolidated financial results for the three months ended March 31, 2023 and 2022.

Consolidated Financial Summary (in millions of US dollars, except earnings per share amount)	For the Three Months Ended March 31,
	2023	2022
Revenue	$388.3	$387.2
Ship operating expense	80.2	75.0
Depreciation and amortization expense	84.3	78.4
General and administrative expense	18.5	12.2
Operating lease expense	29.2	32.9
Loss on sale of vessels	0.6	2.0
Operating earnings	175.5	186.7
Interest expense	80.2	40.9
Net earnings	56.2	176.5
Cash from operating activities	216.4	194.2
Asset Utilization

Vessel Utilization represents the number of ownership days on-hire as a percentage of total ownership days, including bareboat ownership days. The following table summarizes Seaspan’s vessel utilization for the last eight consecutive quarters:

	2021			2022				2023
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Vessel Utilization	98.5%	98.6%	98.5%	98.5%	98.3%	98.6%	98.5%	97.6%
Vessel utilization decreased for the three months ended March 31, 2023, compared with the same period in 2022. The decrease was primarily due to an increase in the number of scheduled and unscheduled off-hire days.

Financial Results Summary
Revenue
Revenue increased by 0.3% to $388.3 million for the three months ended March 31, 2023, compared with the same period in 2022. The increases in revenue were primarily due to eight newbuild vessel deliveries after March 31, 2022, offset by nine vessel sales and higher scheduled off-hire days in the current period.
Operating expense increased by 6.9% to $80.2 million for the three months ended March 31, 2023, compared with the same period in 2022. The increases were primarily due to growth in our fleet from the delivery of nine newbuild vessels after March 2022.
Depreciation and Amortization Expense
Depreciation and amortization expense increased by 7.5% to $84.3 million for the three months ended March 31, 2023, compared with the same period in 2022. The increase was driven by the delivery of nine newbuild vessels after March 2022, and the lease reclassification from operating to financing for four vessels in 2022, offset by the impact of vessel sales.
General and Administrative Expense
General and administrative expense increased by 51.6% to $18.5 million for the three months ended March 31, 2023, compared with the same period in 2022. The increases were primarily due to an increase in general corporate expenses including non-cash share-based compensation.
Operating Lease Expense
Operating lease expense decreased by 11.2% to $29.2 million for the three months ended March 31, 2023, compared with the same period in 2022. The decrease was primarily due to the lease reclassification from operating to financing as a result of pre-existing purchase options being exercised in January through August 2022 for four vessels.
Interest Expense and Amortization of Deferred Financing Fees
Interest expense increased by 96.1% to $80.2 million for the three months ended March 31, 2023, compared with the same period in 2022. The increases were primarily due to the global rise in interest rates, higher balances related to other financing arrangements from vessel deliveries, and an increase in finance leases which were previously classified as operating leases.
Loss on Derivative Instruments
The change in fair value of derivative instruments resulted in a loss of $11.1 million for the three months ended March 31, 2023. The loss is primarily due to a decrease in the LIBOR forward curve as a result of central bank monetary policy changes and offset by swap settlements. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $54.1 million.
Our fair value instruments, including interest rate swaps were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in our Interim Consolidated Statement of Operations.
Please read “Item 3. Quantitative and Qualitative Disclosures About Market Risk” in Seaspan’s Annual Filing for additional information.

Liquidity and Capital Resources
Liquidity
As at quarter ended March 31, 2023, we have total liquidity of $1,115.4 million, consisting of $465.4 million of cash and cash equivalents and $650.0 million of undrawn commitments under available revolving credit facilities. Our primary short-term liquidity needs are to fund our operating expenses, investments in assets including vessels under construction, debt repayments, lease payments, swap settlements, payment of quarterly dividends and payments on our other financing arrangements. Our medium-term liquidity needs primarily relate to debt repayments, vessel purchase commitments, lease payments and payments on our other financing arrangements. Our long-term liquidity needs primarily relate to potential future acquisitions, lease payments, debt repayments including repayment of our notes, the potential future redemption of our preferred shares and payments on our other financing arrangements. Please read note 8 “Long-term debt” and note 10 “Other financing arrangements” in our interim Consolidated Financial Statements for additional information.
We anticipate that our primary sources of funds for our short-term liquidity needs will be cash from operations, and existing and new credit facilities and other financing arrangements. We anticipate our medium and long-term sources of funds will be from cash from operations, new credit facilities, lease facilities and capital markets financings to the extent available.
The following table summarizes our liquidity as of March 31, 2023 and 2022:

(in millions of US dollars)	March 31,		Change
	2023	2022	$	%
Cash and cash equivalents	$465.4	$151.0	$314.4	208.2%
Undrawn revolving credit facilities	650.0	650.0	—	—%
Total liquidity	1,115.4	801.0	314.4	39.3%
Total committed and undrawn newbuild financings	5,785.6	5,974.7	(189.1)	(3.2)%
Total liquidity including newbuild financings	$6,901.0	$6,775.7	$125.3	1.8%
As of March 31, 2023, the Company’s liquidity was sufficient to meet near-term requirements. As of March 31, 2023 the Company had consolidated liquidity of $1,115.4 million, excluding $5,785.6 million of committed but undrawn financings related to our newbuild vessels, which represents an increase from $801.0 million in the prior 2022 period, driven primarily by an increase in cash and cash equivalents of $314.4 million and changes in undrawn financings. On May 3, 2023, the exercise period ended for the 2024 NOK Bonds and 2026 NOK Bonds. A total of $483.0 million was settled on May 10, 2023 of which $179.4 million and $294.9 million relates to the 2024 NOK Bonds and 2026 NOK Bonds, respectively. The total payment reflects a price equal to 101% of the principal amount plus accrued interest. As at May 15, 2023, during the Make-Whole Exchange Period, holders have exchanged Exchangeable Notes representing $240.3 million of the principal amount outstanding.

Unencumbered Assets
The Company’s growing base of unencumbered assets is a fundamental element of achieving an investment grade credit rating, as well as a potential source of liquidity through secured financing or asset sales. Over the long-term, the Company expects its unencumbered asset base to grow as it enhances its presence in the unsecured credit markets, and also naturally as secured borrowings mature or are prepaid.
In the short-term, the Company expects that its unencumbered asset base may fluctuate as unencumbered assets may be sold or financed from time to time, as part of normal course management of assets and liquidity.
The following table provides a summary of our unencumbered fleet and net book value over time.

	As at
	December 31,					March 31,
(in millions of USD)	2018	2019	2020	2021	2022	2023
Number of Vessels	31	28	31	36	38	38
Net Book Value	$912	$859	$1,109	$1,369	$1,847	$1,843
Contracted Cash Flows
The Company’s focus on long-term contracted cash flows provides predictability and reduces liquidity risk through economic cycles. As of March 31, 2023, the Company had total gross contracted cash flows of $17.6 billion, which includes components that are accounted for differently, including i) minimum future revenues relating to operating leases with customers, ii) minimum cash flows to be received relating to financing leases with certain customers, and iii) contracted cash flows underlying leases for newbuild vessels which have not yet been delivered to customers. The following table provides a summary of gross contracted cashflows:

(in millions of USD)	Operating lease revenue (1)	Lease receivable on financing leases	Gross contracted cash flows for newbuilds
Remainder of 2023	$1,154.9	$73.0	$276.9
2024	1,508.9	97.1	823.9
2025	1,242.4	96.9	824.4
2026	976.0	96.9	824.4
2027	537.3	96.9	824.4
Thereafter	795.4	1,239.7	6,104.4
	$6,214.9	$1,700.5	$9,678.4
(1)Minimum future operating lease revenue includes payments from signed charter agreements on operating vessels that have not yet commenced.
The Company is focused on continuing to allocate capital selectively into opportunities that enhance the long-term value of the business and provide attractive risk-adjusted returns on capital, including evaluating synergistic opportunities in adjacent businesses to diversify cash flow drivers.
The Company intends to continue its growth trajectory in 2023, further growing its liquidity through capital recycling and expansion of its revolving credit facilities, diversifying sources of capital to enhance financial flexibility, managing leverage in alignment with its long-term targets, and growing the value of its unencumbered asset base.
The Company’s primary liquidity needs include funding our investments in assets including our newbuild vessels under construction, scheduled debt and lease payments, vessel purchase commitments, potential future exercises of vessel purchase options, and dividends on our common and preferred shares.

Borrowings
The following table summarizes our borrowings:

(in millions of US dollars)	March 31,		Change
	2023	2022	$	%
Long-term debt, excluding deferred financing fees:
Term loan credit facilities	$1,320.8	$2,084.1	$(763.3)	(36.6)%
Senior unsecured notes (1)	1,250.0	1,250.0	—	0.0%
Senior unsecured exchangeable notes(2)	253.1	201.3	51.8	25.7%
Senior secured notes(3)	1,000.0	500.0	500.0	100.0%
Deferred financing fees on long term debt	(43.9)	(50.2)	6.3	(12.5)%
Long term debt	3,780.0	3,985.2	(205.2)	(5.1)%

Other financing arrangements	2,371.9	1,338.0	1,033.9	77.3%
Deferred financing fees on other financing arrangements	(37.0)	(25.0)	(12.0)	48.1%
Other financing arrangement	2,334.9	1,313.0	1,021.9	77.8%

Finance Lease	164.6	59.3	105.3	100.0%

Total deferred financing fees	80.9	75.2	5.7	7.6%
Total borrowings(4)	6,360.4	5,432.7	927.7	17.1%
Vessel under construction	(1,548.4)	(1,213.7)	(334.7)	27.6%
Operating borrowings(4)	$4,812.0	$4,219.0	$593.0	14.1%
(1)Corresponds to the following: (i) 7.125% senior unsecured notes due in 2027, (ii) 2024 NOK Bonds and 2026 NOK Bonds and (iii) 5.5% senior unsecured notes due in 2029
(2)Corresponds to the 3.75% Exchangeable Notes
(3)Corresponds to Sustainability-Linked Senior Secured Notes with fixed interest rates ranging from 3.91% to 5.49% and maturities between 2031 and 2037
(4)Total borrowings is a non-GAAP financial measure which consists of long-term debt, other financing arrangements and finance leases, excluding deferred financing fees. The Company’s total borrowings include amounts related to vessels under construction, consisting primarily of amounts borrowed to pay installments to shipyards. The interest incurred on borrowings related to the vessels under construction are capitalized during the construction period. Total borrowings and operating borrowings are non-GAAP financial measures that are not defined under or prepared in accordance with U.S. GAAP. Disclosure of total borrowings and operating borrowings is intended to provide additional information and should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. Management believes these measures are useful in consolidating and clearly presenting the Company’s financings. Management also believes that these metrics can be useful to facilitate assessment of leverage and debt service obligations of the Company. Management believes operating borrowings is a useful measure to assess interest expense related to vessels that are in operation and generating revenue.
The Company’s approach is to target a total borrowings-to-asset ratio of 50-60%, and to mitigate credit risk by diversifying its maturity profile over as long a term as economically feasible, while maintaining or reducing its cost of capital. The Company’s total borrowings-to-asset ratio was 57.7% as of March 31, 2023, compared to 55.0% at March 31, 2022.
The weighted average interest rate for March 31, 2023 was 6.2% compared to 3.6% at March 31, 2022.
We are exposed to market rate risk from changes in interest rates and use interest rate swaps to manage interest price risks. We do not use interest rate swaps for trading or speculative purposes. As of March 31, 2023, our variable-rate credit facilities totaled $1.3 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1.3 billion. As of March 31, 2023, we have an asset of $88.4 million and a liability of $1.5 million related to our interest rate swaps.

The tables below provide information about our financial instruments at March 31, 2023 that are sensitive to changes in interest rates. In addition to the disclosures in this report, please read notes 8 to 11 to our interim consolidated financial statements included in this Report, which provide additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
(in millions of US dollars)	Remainder of 2023	2024	2025	2026	2027	Thereafter	Total
Credit Facilities(1)	$182.0	$99.9	$99.9	$99.9	$99.9	$728.0	$1,309.6
Vessel Operating Leases(2)	87.0	115.0	119.5	118.4	80.8	30.3	551.0
Vessel Finance Leases(3)	164.6	—	—	—	—	—	164.6
Sale-Leaseback Facilities(4)	119.3	166.5	163.5	161.8	163.3	1,597.5	2,371.9
	$552.9	$381.4	$382.9	$380.1	$344.0	$2,355.8	$4,397.1
(1)Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.
(2)Represents payments under our operating leases. Payments under the operating leases have a variable component based on underlying interest rates, calculated using the applicable benchmark rate in place as at March 31, 2023.
(3)Represents payments under our finance leases. Payments under the finance leases have a variable component based on underlying interest rates, calculated using the applicable benchmark rate in place as at March 31, 2023.
(4)Represents payments, excluding amounts representing interest payments, on amounts drawn on our sale-leaseback facilities where the vessels remain on our balance sheet and that bear interest at variable rates.
Our Credit Facilities
We primarily use our credit facilities to finance the construction and acquisition of assets. As at March 31, 2023, our credit facilities are secured by first-priority mortgages granted on 53 of our vessels, together with other related security, such as assignments of lease contracts, earnings for our assets, assignments of insurances and management agreements for vessels.
As of March 31, 2023, we had $1.3 billion outstanding under our revolving credit facilities and term loan credit facilities excluding deferred financing fees. In addition, there is $650.0 million available to be drawn under our revolving credit facilities.
The following is a schedule of key facts relating to the Company’s credit facilities as of March 31, 2023:

(in millions of USD)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity	Net Book Value of Vessels Unencumbered
2023	$81.8	$111.4	$193.2	3	$342.4
2024	99.9	—	99.9	—	—
2025	99.9	—	99.9	—	—
2026	99.9	—	99.9	—	—
2027	99.9	—	99.9	—	—
2028	53.7	358.3	412.0	—	—
2029	8.8	302.8	311.6	—	—
2030	4.4	—	4.4	2	164.6
2031	—	—	—	—	—
2032	—	—	—	—	—
Thereafter	—	—	—	48	2,959.2
Total	$548.3	$772.5	$1,320.8	53	$3,466.2

Other Financing Arrangements
We enter into financing arrangements consisting of financing sale-leaseback and failed sales arrangements with special purpose entities, which are consolidated by us as primary beneficiaries. These leases are provided by bank financial leasing owners who legally own our vessels through special purpose entities and are also granted other related security, such as assignments of time charters, earnings for the vessels, insurances for the vessels and management agreements for the vessels. We use these arrangements to finance the construction and acquisition of vessels, as well as certain of our operating vessels.
As of March 31, 2023, we have 42 vessels under these financing arrangements, which provided for borrowings of approximately $2.4 billion excluding deferred financing fees.

The following is a schedule of key facts under our other financing arrangements as of March 31, 2023:

(in millions of USD)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity	Net Book Value of Vessels Unencumbered(1)(2)
2023	$119.3	$—	$119.3	—	$—
2024	166.5	—	166.5	—	—
2025	163.5	—	163.5	—	—
2026	161.8	—	161.8	—	—
2027	163.3	—	163.3	—	—
2028	164.8	—	164.8	—	—
2029	158.7	27.0	185.7	2	181.5
2030	115.7	313.5	429.2	9	792.0
2031	87.3	151.5	238.8	4	353.2
2032	18.5	245.5	264.0	5	540.5
Thereafter	119.3	195.7	315.0	8	658.8
Total	$1,438.7	$933.2	$2,371.9	28	$2,526.0
(1)Includes unencumbered vessels that are included on our balance sheet as “Vessels” and as “Net Investment in Lease”.
(2)Excludes newbuild containerships that have not been delivered as at March 31, 2023.
Operating Leases
As of March 31, 2023, the Company had ten vessel operating lease arrangements. Please refer to note 12(a) in our financial statements for the three months ended March 31, 2023, contained herein, for a summary of commitments under our operating leases.
Finance Leases
As at March 31, 2023, the Company has three finance leases representing a current liability of $164.6 million.
Capital Commitments
As of March 31, 2023, the Company had 57 newbuild vessels under construction. Please refer to note 12(b) in our financial statements for the three months ended March 31, 2023, contained herein, for the outstanding commitments related to the remaining installment payments.
For additional information about our credit and lease facilities and other financing arrangements, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in Atlas’ 2022 Annual Report.

Summary of Consolidated Statements of Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	March 31,
	2023	2022
Net cash flows from operating activities	$216.4	$194.2
Net cash flows used in investing activities	(314.0)	(86.6)
Net cash flows from financing activities	412.3	(125.6)

For the three months ended March 31, 2023 and 2022
Operating Cash Flows
Net cash flows from operating activities was $216.4 million for the three months ended March 31, 2023, an increase of $22.2 million compared to the same period in 2022. The increase in net cash flows from operating activities for the three months ended March 31, 2023, compared to the prior year. The increase in net cash flows from operating activities was primarily due to timing and movement of working capital.
Investing Cash Flows
Net cash flows used in investing activities were $314.0 million for the three months ended March 31, 2023, an increase of $227.4 million, compared to the same period in 2022. The increase in cash flows used in investing activities was primarily due to the increase in installments made on vessels under construction, including capitalized interest, and the purchase option exercised on one finance lease, compared to the same periods in 2022.
Financing Cash Flows
Net cash flows from financing activities were $412.3 million for the three months ended March 31, 2023, an increase of $537.9 million compared to the same period in 2022. The increase in cash flows from financing activities was primarily due to an increase in draws on our debt and financing arrangements.
Ongoing Capital Expenditures
Ongoing Capital Expenditures
The average age of the vessels in our containership fleet is approximately eight years, on a TEU-weighted basis. Maintenance capital expenditures for our containership fleet primarily relate to our regularly scheduled dry-dockings. During the quarter ended March 31, 2023, we incurred $22.3 million for regularly scheduled dry-dockings.
We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. The amount of operating cash flow we retain in our business will affect the amount of our dividends. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, many of which are currently unknown and are outside our control:
(1)the remaining lives of our vessels;
(2)the returns that we generate on our retained cash flow, which will depend on the economic terms of any future asset acquisitions and lease terms;
(3)future contract rates for our assets after the end of their existing leases agreements;
(4)our future operating and interest costs;
(5)future operating and financing costs;
(6)our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time; and
(7)unanticipated future events and other contingencies.

Please read “Item 3. Key Information – D. Risk Factors” in Atlas’ 2022 Annual Report for factors that may affect our future capital expenditures and results.

Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in Atlas’ 2022 Annual Report.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the quarter ended March 31, 2023, contains forward-looking statements (as such term is defined in Section 21E of the Exchange Act) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Report in the section titled “Risk Factors.”
These forward-looking statements represent our estimates and assumptions only as of the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. These statements include, among others:
•future operating or financial results;
•future growth prospects;
•our business strategy and capital allocation plans, and other plans and objectives for future operations;
•our primary sources of funds for our short, medium and long-term liquidity needs;
•our expectations as to impairments of our vessels, including the timing and amount of potential impairments;
•the future valuation of our vessels and goodwill;
•potential acquisitions, financing arrangements and other investments, and our expected benefits from such transactions;
•future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•estimated future capital expenditures needed to preserve the operating capacity of our containership fleet and to comply with regulatory standards, our expectations regarding future operating expenses, including dry-docking and other ship operating expenses, and general and administrative expenses
•availability of crew for our containerships, number of off-hire days and dry-docking requirements;
•global economic and market conditions and shipping market trends, including charter rates and factors affecting supply and demand for our containerships;
•conditions in the public equity market and the price of our shares;
•our financial condition and liquidity, including our ability to realize the benefits of recent financing activities, borrow and repay funds under our credit facilities, our ability to obtain waivers or secure acceptable replacement charters under certain of our credit facilities, our ability to refinance our existing facilities and notes and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers;
•the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•our continued ability to meet specified restrictive covenants in our financing and lease arrangements, our notes and our preferred shares;
•the financial condition of our customers, lenders and other counterparties and their ability to perform their obligations under their agreements with us;
•our ability to leverage to our advantage our relationships and reputation in the containership industry;

•changes in technology, prices, industry standards, environmental regulation and other factors which could affect our competitive position, revenues and asset values;
•disruptions and security threats to our technology systems;
•taxation of our company, including our exemption from tax on our U.S. source international transportation income, and taxation of distributions to our shareholders;
•our ability to achieve or realize expected benefits from ESG initiatives;
•potential liability from future litigation; and
•other factors detailed in this Report and from time to time in our periodic reports.
Forward-looking statements in this Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in Atlas’ 2022 Annual Report.
We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.